

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 29, 2008

By facsimile to (312) 984-7700 and U.S. Mail

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed January 4, 2008
        File No. 333-143864

Dear Mr. Chalhoub:

        We reviewed the filing and have the comments below.

The Offerings, page 5

1.   Clarify that the proceeds of $12.8 million from the direct placement offering represent
        net proceeds. We note the disclosure on page 21.

Capitalization, page 23

2.   Please revise your document to include a footnote that reconciles the components of pro
        forma bank debt at September 8, 2007.

3.   Please revise your document to include a footnote that explains the pro forma adjustment
        for your redeemable capital units.

4.   Please supplementally provide us your reconciliation of pro forma members' capital
        (accumulated deficit) at September 8, 2007.

Liquidity and Capital Resources, page 36

5.   Disclosures state that:

- An amendment extended the maturity of HCCI's bank credit facility to December 2010.

- HCCI's secured bank credit facility will be amended in connection with the reorganization.

Please file the amendments as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 51

6.   In the biographical paragraphs of Messrs. Carmine Falcone and Robert W. Willmschen, Jr., describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 55

7.   We note the revised disclosure that HCCI has engaged Towers Perrin to evaluate its executive compensation plans and provide its compensation committee competitive information on executive officer compensation, including benchmarking of peer practices. Please clarify whether benchmarking was used with respect to compensation reported in this section. If so, please identify the members of the peer group.

Executive Compensation Tables, page 32

8.   Provide also the executive compensation disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 29, 2007. See telephone interpretation 8B. in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Reorganization, page 74

9.   Disclosure states that all of HCCI's directors and Messrs. Joseph Chalhoub and Gregory Ray who own preferred units will receive cash and common stock in the reorganization. Quantify the amount of cash and the number of shares of common stock that each director and Messrs. Chalhoub and Ray will receive. We note the disclosure on page 21 relating to the cash amounts.

<u>Heritage Participation Rights, pages 75 and 77</u>

10.   Disclosure states that HCCI will enter into a participation rights agreement with Heritage simultaneous with the offerings' completion. File a form of the participation rights agreement as an exhibit to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>Plan of Distribution (direct offering prospectus), page 85</u>

11.   Please tell us what consideration you have given to whether The Heritage Group and BRS-HCC are and should be identified as underwriters with respect to shares to be offered persons designated by them. We may have additional comments upon review of your response.

<u>Recent Sales of Unregistered Securities, page II-2</u>

12.   Disclosure states that before the offerings' completion each of the common and preferred unitholders of Heritage-Crystal Clean, LLC will transfer their interests in Heritage-Crystal Clean, LLC to HCCI for common stock in the reorganization. Indicate the Securities Act's section or Commission's rule under which HCCI intends to claim exemption from registration, and state briefly the facts relied upon to make the exemption available. <u>See</u> Item 701(d) of Regulation S-K.

<u>Exhibits</u>

13.   We note that HCCI intends to file by amendment some exhibits, including the underwriting agreement and legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

<u>Closing</u>

File an amendment to the registration statement in response to the comments. To expedite our review, HCCI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If HCCI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since HCCI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If HCCI requests acceleration of the registration statement's effectiveness, HCCI should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve HCCI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- HCCI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768.

You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
       Heidi J. Steele, Esq.
       McDermott Will & Emery LLP
       227 West Monroe Street, Suite 4700
       Chicago, IL 60606

       Larry A. Barden, Esq.
       Robert L. Verigan, Esq.
       Sidley Austin LLP
       1 South Dearborn Street
       Chicago, IL 60603